SECURITIES AND EXCHANGE COMMISSION
                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                     FILED UNDER SECTION 33(A) OF THE PUBLIC
                UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED,
                                  ON BEHALF OF
                            OWENREAGH POWER PARTNERS


Enron  Wind  Corp.,  a California corporation, hereby files this Form U-57 under
Section 33(a) of the Public Utility Holding Company Act, as amended (the "Act"), on behalf of Owenreagh Power Partners ("Owenreagh") for the purpose of notifying the Securities and Exchange Commission (the "Commission") that
Owenreagh  is  a  "foreign  utility  company"  under  Section  33(a).

ITEM  1

Set forth below is the following information for Owenreagh: (a) its name; (b) its business address; (c) a description of its facilities used for the generation, transmission, and distribution of electric energy for sale; and (d) to the extent known, the name of each person that holds five percent or more of any class of its voting securities.

   (a)  Name:  Owenreagh  Power  Partners
        ----

   (b)  Business  Address:
        -----------------

        Owenreagh  Power  Partners
        c/o  Enron  Wind  Overseas  Development  Ltd.
        Prince  Consort  House,  27-29
        Albert  Embankment,  London  SE1  7TJ

   (c)  Description of Facilities:  Owenreagh owns a 5.5  MW electric generation
        -------------------------
        facility in Northern Ireland ("Facility"). The Facility is comprised of ten Zond Z-40 550 kw wind turbines.

   (d)  Shareholders  Holding  Five  Percent  or  More of its Voting Securities:
        -----------------------------------------------------------------------
        Owenreagh is a joint venture between Zond Power Partners of Owenreagh LLC, a Cayman Islands Limited Liability Company, and Owenreagh Cayman Power Partner LLC, a Cayman Islands Limited Liability Company. Both of these limited liability companies are indirect wholly-owned Subsidiaries of Enron Wind Corp. Enron Corp. ("Enron"), an Oregon corporation, indirectly owns 100% of Enron Wind Corp. Enron is a holding company that is exempt from regulation pursuant to Section
        3(a)(1)  of  the  Act.

ITEM  2

Domestic Associate Public Utility Companies. A wholly-owned subsidiary of Enron,
-------------------------------------------
Portland General Electric Company, an Oregon corporation, is a public-utility company that is engaged in the generation, transmission, and distribution of electricity predominantly in the State of Oregon.


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Accordingly,  Enron  is a "holding company and Portland General Electric Company is an "associate company" of Owenreagh, as such terms are defined in the Act. Enron is exempt from the provisions of the Act (other than Section 9(a)(2)) by reason of Section 3(a)(1) of the Act and Rule 250.2 promulgated under the Act. Portland General Electric Company does not own any interest in Owenreagh.

EXHIBIT  A

State  Commission  Certification. The certification of the Oregon Public Utility
--------------------------------
Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on July 18, 1997, as an attachment to a Form U-57 on behalf of Companhia Estadual de Gas do Rio de Janeiro and Riogas S.A. The certification is hereby incorporated by reference.

The undersigned company has duly caused this statement to he signed by the undersigned thereunto duly authorized.

                                             ENRON  WIND  CORP.

                                             By:  /s/  John  A.  Lamb
                                                --------------------------------
                                             Name:  John  A.  Lamb
                                             Title:  Vice  President
                                             October 16,  2000
                                                     --


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